SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                          Longs Drug Stores Corporation

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   543162101
                                 --------------
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]      Rule 13d-1(b)

                  [ ]      Rule 13d-1(c)

                  [X]      Rule 13d-1(d)




    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 543162 10 1              13G/A                   Page 2 of 5 Pages

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     1.  Name of Reporting Person(s)/I.R.S. Identification No. of Above
         Persons (Entities Only)              Robert M. Long
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     2.  Check the Appropriate Box if a Member of a Group*    Not Applicable
                                                                  (a)[ ]
                                                                  (b)[ ]

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     3.  SEC Use Only



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     4.  Citizenship or Place of Organization

         USA

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    Number of      5.  Sole Voting Power                      4,057,123
    Shares
    Beneficially   ------------------------------------------------------------
    Owned By       6.  Shared Voting Power                    2,019,979
    Each
    Reporting      ------------------------------------------------------------
    Person         7.  Sole Dispositive Power                 4,044,974
    With
                   ------------------------------------------------------------
                   8.  Shared Dispositive Power               2,019,979

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    9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         6,077,102

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    10.  Check if the Aggregate Amount in Row (9)Excludes Certain Shares N/A

         (See Instructions)

--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in (9)

         15.55 %

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    12.  Type of Reporting Person (See Instructions)

         IN

-------------------------------------------------------------------------------

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CUSIP No. 543162 10 1                13G                   Page 3 of 5 Pages

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    Item 1(a)  Name of Issuer:
                                             Longs Drug Stores Corporation
               ----------------------------------------------------------------
          (b)  Address of Issuer's Principal Executive Offices:
                                             P. O. Box 5222
                                             Walnut Creek, California 94596
               ----------------------------------------------------------------
    Item 2(a)  Name of Person Filing:
                                             Robert M. Long
               ----------------------------------------------------------------
          (b)  Address of Principal Business Office, or if None, Residence:
                                             P. O. Box 5222
                                             Walnut Creek, California 94596
               ----------------------------------------------------------------
          (c)  Citizenship:
                                             USA
               ----------------------------------------------------------------
          (d)  Title of Class of Securities:
                                             Common Stock
               ----------------------------------------------------------------
          (e)  CUSIP Number:
                                             543162101
               ----------------------------------------------------------------
    Item 3 If this statement is filed pursuant to Rule 13(d)-1(b), or 13(d)-2(b), or (c), check whether the person filing is a: N/A

    (a) [ ]  Broker or dealer registered under Section 15 of the Exchange Act.

    (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c) [ ]  Insurance company as defined in Section 3(a)(19) of the Act.

    (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

    (e) [ ]  Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

    (f) [ ] Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see Section 240.13d-1(b)(1)(ii)(F).

    (g) [ ] Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

    (h) [ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

    (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

    (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

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CUSIP No. 543162 10 1                13G/A                  Page 4 of 5 Pages

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    Item 4  Ownership.

           (a)  Amount beneficially owned: 6,077,102

           (b)  Percent of class:  15.55%

           (c)  Number of shares as to which the person has:

              (i)  sole power to vote or to direct the vote:

                                                     4,057,123

              (ii) shared power to vote or to direct the vote:

                                                     2,019,979

              (iii)  sole power to dispose or to direct the disposition of:

                                                     4,044,974

              (iv)  shared power to dispose or to direct the disposition of:

                                                     2,019,979

    Item 5  Ownership of Five Percent or Less of a Class.         Not Applicable

    Item 6  Ownership of More than Five Percent on Behalf of Another Person:

                With respect to the shares included on this Schedule 13G, Robert
M. Long (i) holds 230,050 shares in a fiduciary capacity for certain members of his family, (ii) holds 3,735,103 shares in a fiduciary capacity as the trustee of the Vera M. Long Trusts, (iii) holds 1,284,876 shares in a fiduciary capacity as a trustee of two private foundations, and (iv) has 12,149 shares held for his benefit by the trustee of Longs Drug Stores Profit Sharing Plan. With respect to 735,103 shares held by the Vera M. Long Trusts and 1,284,876 shares held by the private foundations, Mr. Long shares with co-trustees the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares listed above.

    Item 7  Identification and Classification of the Subsidiary Which
            Acquired the Security Being Reported on by the Parent Holding
            Company.
                                                                  Not Applicable

    Item 8  Identification and Classification of Members of the Group.

                                                                  Not Applicable

    Item 9  Notice of Dissolution Group.

                                                                  Not Applicable

    Item. 10 Certification.

                                                                  Not Applicable

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CUSIP No. 543162 10 1                13G                   Page 5 of 5 Pages

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    The filing of this schedule shall not be construed as an admission that the reporting person is the beneficial owner of the following securities:
    230,050 shares held in a fiduciary capacity for family members, 3,735,103 shares held in a fiduciary capacity as the trustee of the Vera M. Long Trusts, and 1,284,876 shares held in a fiduciary capacity as trustee for two private foundations.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2000
        ----------------

Signature:  /s/ ROBERT M. LONG
            ------------------
                Robert M. Long